UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

ANGI INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

00183L 102
(CUSIP Number)

Kendall Handler

Executive Vice President, Chief Legal Officer & Secretary

IAC Inc.

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification No. of Above Person IAC Inc. (84-3727412)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 424,607,427 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 424,607,427 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 424,607,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 85.4% (2)

14.	Type of Reporting Person CO

(1)	Reflects: (i) 422,019,247 shares of Class B Common Stock, par value $0.001, of Angi, Inc. (the “Class B Common Stock”) beneficially owned by IAC Inc. (“IAC”) on an as converted basis into shares of Class A Common Stock, par value $0.001, of Angi Inc. (the “Class A Common Stock”) in accordance with their terms and (ii) 2,588,180 shares of Class A Common Stock beneficially owned by IAC.

(2)	Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC into shares of Class A Common Stock on a one-for-one basis. Because each share of Class B Common Stock is entitled to ten votes per share and each share of Class A Common Stock is entitled to one vote per share, IAC may be deemed to beneficially own equity securities of Angi Inc. representing approximately 98.3% of the total voting power of all classes of capital stock of Angi Inc., based on 75,249,787 shares of Class A Common Stock and 422,019,247 shares of Class B Common Stock outstanding as of November 8, 2024.

Introductory Note

The Report on Schedule 13D relating to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Angi Inc., a Delaware corporation (the “Company” or “ANGI”), initially filed by IAC Inc. (“IAC”) with the Securities and Exchange Commission (the “SEC”) on July 7, 2020 (the “Initial Schedule 13D”), as amended by Amendment No. 1 thereto dated April 2, 2021, is hereby further amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 2 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

Item 2.	Identity and Background.

The information set forth in Item 2 of the Initial Schedule 13D is hereby amended and supplemented by incorporating herein by reference the information set forth on Annex A attached hereto.

Item 4.	Purpose of the Transaction.

The information set forth in Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On November 11, 2024, IAC announced it is considering a spin-off of its ownership stake in ANGI to its shareholders. No final decisions have been made as to the details of, or whether to pursue or consummate, such transaction.

Item 5.	Interest in Securities of the Issuer.

The information set forth in paragraph (a) of Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a) IAC beneficially owns: (i) 422,019,247 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock, and (ii) 2,588,180 shares of Class A Common Stock representing 3.4% of the outstanding shares of Class A Common Stock as of November 8, 2024. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, at any time at the election of the holder of such shares. IAC is the beneficial owner of equity securities of ANGI representing approximately 98.3% of the voting power of ANGI capital stock and approximately 85.4% (on an as converted basis) of the outstanding shares of ANGI capital stock.

Item 7.	Materials to be Filed as Exhibits.

7.1	Investor Rights Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.2 to Old IAC’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.2	Contribution Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.1 to Old IAC’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.3	Employee Matters Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.5 to Old IAC’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

IAC INC.

By:	/s/ Kendall Handler
	Name:	Kendall Handler
	Title:	Executive Vice President, Chief Legal Officer & Secretary

Dated: November 11, 2024

ANNEX A

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of IAC Inc. (“IAC”). The name of each person who is a director of IAC is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 555 West 18th Street, New York, NY 10011.

NAME AND PRINCIPAL BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Chelsea Clinton* c/o The Clinton Foundation 1271 Avenue of the Americas, 42nd Floor New York, NY 1002	Vice Chair	The Clinton Foundation
Barry Diller*	Chairman & Senior Executive	IAC
Michael D. Eisner* c/o The Tornante Company, LLC 233 South Beverly Drive, 2nd Floor Beverly Hills, CA 90212	Chairman	The Tornante Company, LLC
Bonnie S. Hammer* c/o NBCUniversal 30 Rockefeller Plaza New York, NY 10112	Vice Chairman	NBCUniversal
Christopher Halpin	Executive Vice President, Chief Financial Officer & Chief Operating Officer	IAC
Kendall Handler	Executive Vice President, Chief Legal Officer & Secretary	IAC
Joey Levin*	Chief Executive Officer	IAC
Bryan Lourd* c/o Creative Artists Agency 9830 Wilshire Blvd. Beverly Hills, CA 90212	Partner and Managing Director	Creative Artists Agency
Victor Kaufman*	Vice Chairman	IAC
David S. Rosenblatt* c/o 1stdibs.com 51 Astor Place, 3rd Floor New York, NY 10003	Chief Executive Officer	1stdibs.com
Maria Seferian* c/o Hillspire, LLC 1010 Alma Street Menlo Park, CA 94025	President and Chief Legal Officer	Hillspire, LLC
Alan G. Spoon* c/o Northstar Advisors LLC 880 Winter Street, Suite 350 Waltham, MA 02451	Partner Emeritus	Polaris Partners
Alexander von Furstenberg* c/o Ranger Global Advisors 9465 Wilshire Blvd. Beverly Hills, CA 90212	Founder and Chief Investment Officer	Ranger Global Advisors
Richard F. Zannino* c/o CCMP Capital Advisors, LLC 245 Park Avenue, 16th Floor New York, NY 10167	Managing Director	CCMP Capital Advisors